SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30765]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

October 25, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of October, 2013.  A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090.  An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail.  Hearing requests should be received by the SEC by 5:30 p.m. on November 19, 2013, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC

20549-8010.

**SEI Alpha Strategy Portfolios, LP [File No. 811-22112]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On August 30, 2013, applicant made a liquidating distribution to its shareholder, based on net asset value.  Expenses of approximately $3,500 incurred in connection with the liquidation were paid by SEI Investments Management Corporation, applicant's investment adviser.

Filing Date:  The application was filed on September 27, 2013.

Applicant's Address:  One Freedom Valley Dr., Oaks, PA 19456.

**John Hancock Series Trust [File No. 811-3392]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On June 28, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value.  Applicant paid $9,454 in expenses incurred in connection with the liquidation. Applicant has retained $20,540 in cash, which is being held in escrow, for payment of specified unpaid liabilities.

Filing Date:  The application was filed on September 30, 2013.

Applicant's Address:  601 Congress St., Boston, MA 02210-2805.

**Multi-Cap Growth Portfolio [File No. 811-8558]**
**Focused Growth Portfolio [File No. 811-10607]**
**Global Dividend Income Portfolio [File No. 811-21875]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  On July 25, 2012, July 20, 2012, and August 21, 2012, respectively, applicants made final liquidating distributions to their shareholders, based on net asset value.  Applicants incurred no expenses in connection with the liquidations.

Filing Dates: The applications were filed on September 20, 2013, and amended on October 9, 2013.

Applicants' Address: Two International Place, Boston, MA 02110.

**Arden Macro Fund, L.L.C. [File No. 811-22702]**
**Arden Macro Master Fund, L.L.C. [File No. 811-22703]**

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have never made public offerings of their securities and do not propose to make public offerings or engage in business of any kind.

Filing Dates: The applications were filed on August 30, 2013, and amended on October 7, 2013.

Applicants' Address: 375 Park Ave., 32$^{nd}$ Floor, New York, NY 10152.

**Greater China Growth Portfolio [File No. 811-7264]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on September 20, 2013, and amended on October 9, 2013.

Applicant's Address: Two International Place, Boston, MA 02110.

**Empiric Funds, Inc. [File No. 811-9088]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Mutual Fund Series Trust, and on April 5, 2013, applicant made a final distribution to its shareholders based on net asset value. Expenses of $61,000 incurred in connection with the reorganization were paid by the applicant and Empiric Advisors, Inc., applicant's investment adviser.

Filing Date:  The application was filed on October 3, 2013.

Applicant's Address:  Empiric Advisors, Inc., 500 N Capital of Texas Hwy., Building 8, Suite 150, Austin, TX 78746.

### UBS Juniper Crossover Fund, LLC [File No. 811-10113]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On June 18, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date:  The application was filed on October 9, 2013.

Applicant's Address: c/o UBS Alternative and Quantitative Investment LLC, 677 Washington Blvd., Stamford, CT 06901

### Separate Account I of Washington National Insurance Company [File No. 811-3640]

Summary:  Applicant, Separate Account I of Washington National Insurance Company, a unit investment trust registered under the Investment Company Act of 1940 (the "Act"), seeks an order declaring that it has ceased to be an investment company.  Washington National Insurance Company ("Company"), of which Applicant is a separate account, terminated the offering of Applicant's variable annuity contracts ("Contracts") after 1996.  The Applicant no longer accepts new purchase payments and the Company has not engaged in any solicitation or marketing activities with respect to the Contracts for 17 years.  The Applicant has no securityholders other than the current 95 beneficial owners of the Contracts.  Applicant is not making and does not presently propose to make a public offering of the Contracts.   After the deregistration order requested by the Applicant is issued, securityholders under the Contracts will be promptly notified that certain legal protections afforded to securityholders of an investment company registered under the Act will no longer apply.   However, after issuance of the order, the Company will continue to be responsible for satisfying all the obligations to securityholders under the Contracts.

Filing Date:  The application was filed on September 3, 2013.

Applicant's Address:  11815 N. Pennsylvania Street, Carmel IN  46032.

 For the Commission, by the Division of Investment Management, pursuant to delegated authority.

      Kevin M. O'Neill
      Deputy Secretary